FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the months of February, April, June and July, 2003

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Release dated February 18, 2003

2.

Material Change Report and News Release dated April 14, 2003

3.

News Release dated June 2, 2003

4.

News Release dated July 8, 2003

5.

Interim Financial Statements for the period ended April 30, 2003

6.

Supplementary Information and Management Discussion for the period ended April 30, 2003

7.

News Release dated July 11, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.

(Registrant)

Date: August 21, 2003

By:

“Robert Gardner”

 Robert Gardner

Its:

Director

(Title)

February 18, 2003

GENCO ANNOUNCES NEW ADDITIONS TO MANAGEMENT

TEAM AND BOARD OF DIRECTORS

Genco Resources Ltd., (TSX Venture : GGC) (Genco) is pleased to announce that Mr. Bruno Barde has joined the company’s senior management team. Mr. Barde received his BSc. Geology in 1978 and a Master Degree in Geology in 1981, both from the University of Geneva, Switzerland. Mr. Barde has over twenty years experience in the management of large mineral exploration programs in Europe, North and South America. Most recently, Mr. Barde was Vice President of Exploration for National Gold Corp., and participated in the scoping study of the Mulatos Project in Mexico. From 1981 to 1996, Mr. Barde served in various senior management capacities with Placer Dome Inc., including President of Placer Dome de Venezuela where he participated in the planning of the Las Cristinas deposit. His career with Placer Dome included responsibility for the surface exploration program that successfully discovered three new gold zones at the Musselwhite Property in Ontario that is currently being mined by Placer Dome. He was also responsible for the identification and delineation of the saprolite gold deposit at the Omai Project in Guyana currently being mined by Cambior Inc. He is fluent in English, French and Spanish.

Genco also announces the addition to the senior management team of Dr. Michael Farley.  Dr. Farley received his BSc in 1974 from Loyola College, his M.Sc. in 1978 and his PhD in 1986 from the Université de Montréal. Dr. Farley held numerous positions with the Government of Canada between 1986 and 2000. From 1989 to1993 he was Consul and Trade Commissioner and Canadian Consulate General in Milan, Italy. He worked on the NAFTA agreement and subsequently managed a Venture Capital program for the Canadian Department of Foreign Affairs. This program now operates in 20 countries and is responsible for introducing Canadian technology firms to over US$ 100 million in financings. Dr. Farley has acted as a financial adviser to a number of technology companies over the years assisting them to raise equity capital, complete turnarounds, manage acquisitions and corporate development. He has also completed two startups and managed a $50 million private equity portfolio for the former majority shareholder of Vidéotron, Canada’s second leading cable company. He is fluent in English, French, Italian and Portuguese.

Genco is also pleased to announce the appointment of Mr. Joseph F. Church to the Company’s Board of Directors. Mr. Church holds both a B.Sc. and a M.Sc. in Geology from the University of New Brunswick. In addition to serving 37 years in a senior capacity with Inco Ltd., Mr. Church served as Vice President and Director of Field Exploration in Europe and Africa. Among his accomplishments, Mr. Church played an instrumental role in the discoveries of the Uitkomst copper-nickel-PGM deposit in South Africa; the Thompson, Pipe 1, Pipe 2, Birchtree, Moak, Soab South, Soab North nickel deposits in Manitoba, Canada; the Golden Pond gold deposit in Quebec, Canada; and the Musselwhite gold deposit in Ontario, Canada. Mr. Church’s knowledge of International mining and depth of expertise in geology make him a valuable and welcome addition to the Company’s Board of Directors.

Genco is also pleased to announce the appointment of Mr. Jim McDonald to the Company’s Board of Directors. Mr. McDonald received his B.Sc. in Geology at the University of Alberta in 1983. Mr. McDonald has 20 years experience in the industry with corporations that have included Noranda Exploration Ltd., and a number of junior mining companies including White Knight Resources Ltd., Black Bull Resources and National Gold Corporation where for all three corporations he served both as Co-founder and President.

The new additions enhance the current Board of Directors that includes Robert Gardner QC, who was elected at the company’s annual shareholder meeting and whose directorship became effective Feb. 15, 2003. The board also includes John Lepinski, Donald Willoughby, FCA, and Joseph Manning, P.Eng.

Brian Coomer resigned as director of the Company effective February 17, 2003 and the Company thanks him for his many years of service.

Genco also announces the granting of 1,780,000 shares of employee and director stock options exercisable at $.75 per share for a term of five years.

Genco is in the process of evaluating advanced stage gold exploration projects for acquisition or joint venture.

TSX venture exchange has neither approved nor disapproved of the information contained herein.

For further information contact: 604-682-2205.

BC FORM 53-901F

(FORMERLY FORM 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER

SECTION 85 (1) OF THE

SECURITIES ACT (BRITISH COLUMBIA) AND

SECTION 118 (1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

 Reporting Issuer

GENCO RESOURCES LTD.

Item 2.

 Date of Material Change

April 14, 2003

Item 3.

 Press Release

The Issuer issued a press release at the City of Vancouver, British Columbia dated April 14, 2003 (see attached) and disseminated it through Canada Stockwatch and Market News Publishing.

Item 4.

 Summary of Material Change

Genco Resources Ltd. And Wheaton River Minerals Ltd.. have entered into a definitive purchase agreement with Luismin S.A. de C.V., a wholly owned subsidiary of Wheaton River, to acquire Luismin’s entire Temescaleptec Mining district and land positions as well as the La Guitarra Mine.

Item 5.

 Full Description of Material Change

See the attached news release dated April 14, 2003.

Item 6.  Reliance on Section 85 (2) of the Act (British Columbia)

Not applicable

Item 7.  Omitted Information

Not applicable

Item 8.  Senior Officers

To obtain further information contact the Company at (604) 682-2205

Item 9.  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 14th day of April, 2003.

GENCO RESOURCES LTD.

“Robert Gardner”

Robert Gardner

Director

For Immediate Release

April 14, 2003

Genco Resources Ltd. to acquire La Guitarra Mine

and certain land positions from Wheaton River Minerals Ltd.

Genco Resources Ltd. (“Genco”) (GGC: TSX-VE) is pleased to announce it has signed a definitive purchase agreement with Luismin, S.A. de C.V., a wholly owned subsidiary of Wheaton River Minerals Ltd. (WRM: TSX) to acquire Luismin’s entire Temescaltepec Mining District land position as well as La Guitarra Mine, an operating gold and silver mine located within the District.  The position totals approximately 12,373 hectares and covers some 15 kilometres of an epithermal silver and gold vein system. The purchase price is US$ 5 million. The purchase price will be satisfied through the payment of US$ 100,000 and issuance of US$ 900,000 worth of Genco common shares valued at closing, priced not less than $0.75 per share, and eight annual payments of US$ 500,000 to be paid in cash or Genco common shares at prevailing market prices at Genco’s sole discretion. A finder’s fee of 100,000 shares will also be paid at closing. The transaction is subject to regulatory approval in respect of Genco.

La Guitarra Mine, located via highway access 2.5 hours from Mexico City, is Luismin’s smallest mining and milling operation. Primary access to the deposits are by adits and the mine utilizes a cut and fill mining method with rubber tired load-haul-dump equipment. In 2002 it mined approximately 80,000 tonnes of ore at an average grade of 209 grams of silver per tonne and 3.58 grams of gold per tonne for a total of 425,274 ounces of silver and 7,052 ounces of gold (13,400 gold equivalent ounces).

La Guitarra Mine operated at an average of 218 tonnes per day in 2002 and recovered 82.8% of the silver and 79.8% of the gold in a floatation concentrate. The concentrate is filtered, dried and shipped to Luismin’s San Martin Mill some 50 kilometres east of the city of Queretaro. After closing, Genco will continue to have the right to process the concentrate at this mill.

A review of La Guitarra Mine and property has been carried out for Genco by Bruno Barde, P.Geo. and Allen Gordon, P.Eng., both of whom are ‘qualified persons’ for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and by Velasquez Spring, P.Eng., of Watts Griffis and McQuat Limited (“WGM”) for the resource and reserve estimates required under NI 43-101.

In their report dated February 25, 2003, WGM stated the mineral reserves and resources for La Guitarra Mine as follows:

Reserves[1]	Tonnage	Gold (Grams per tonne)	Silver (Grams per tonne)
Total proven mineral reserves	36,000	2.65	303
Total probable mineral reserves	60,000	2.97	390
Resources[2]
Indicated mineral reserves	95,000	1.2	385
Inferred mineral reserves	2,300,000	2.0	484

Notes:

1.

Reserves were estimated by Luismin and audited by WGM as of December 31, 2002 using the following parameters:

- Cut-off grades based on total operating cost were US$57 per tonne mined.

- Dilution was estimated by applying a grade correction of 10% for gold and 16% for silver, and a 10% tonnage dilution factor at a grade of 90 grams of silver per tonne and 0.6 grams of gold per tonne (the average grade of the wallrocks).

- The tonnage factor is 2.7 tonnes per cubic meter.

- Cut-off values were calculated at a silver price of US$4.50 per troy ounce and US$320 per troy ounce of gold.

2.

WGM reviewed the methods used by Luismin to estimate the tonnage and grade of the mineral reserves and mineral resources at La Guitarra and believe that the figures reported by Luismin fairly represent the mineral reserve and mineral resource potential at the mine.  Luismin figures have been rounded by WGM to conform to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards.

3.

Genco is not aware of any environmental, permitting, legal, title, taxation, sociopolitical or marketing factors that may materially affect the estimates of mineral resources and mineral reserves.

4.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Genco, together with Luismin, have developed an exploration program of surface and underground drilling of US$ 600,000 coupled with a US$ 400,000 mine development program to locate and develop new mineral reserves within the immediate mine area.  WGM has reviewed the exploration program which is currently underway and is concentrating on the northwest and southeast areas of La Guitarra Mine. WGM concurs that the exploration program has a ‘reasonably good chance’ for a successful discovery of additional reserves.

Genco will be conducting a thorough review of all mining and milling methods at La Guitarra to ensure that  optimum economic benefit is being received.

Contact:

For further information (604) 682-2205

E-mail: gencoinfo@telus.net

The TSX Venture Exchange has not reviewed the contents of this release, and does not accept responsibility for the accuracy of the contents of this release.

June 2, 2003

FOR IMMEDIATE RELEASE

GENCO REPORTS INITIAL DRILL RESULTS IN TEMASCALTEPEC

DISTRICT IN MEXICO AND ADDITIONS TO THE COMPANY’S BOARD

GENCO RESOURCES LTD. (GGC:TSX-V) (“Genco”) is pleased to report the initial results of the continuing drill program within the Temascaltepec District in Mexico. The initial drill program is focused on two objectives 1) define within La Guitarra mine area, the producing gold/silver mine, mineable reserves allowing the Company to reach its objective of having 2 years of mineable reserves ahead of current production; and 2) to explore and develop new areas within the approximate 12,373 hectares of continuous land holding within the district which the Company has also agreed to purchase.  Genco’s initial 1000 meter drilling program covering an ore area of 100 meters by 200 meters on the San Raphael Zone was carried out by BDW International Drilling Inc. of Rouyn-Noranda, Quebec, Canada and supervised by Bruno Barde, P. Geo, a ‘qualified person’ for the purposes of NI 43-101 Standards of Disclosure for mineral projects. The program consisted of 4 holes drilled 350 meters south-east of the last known ore shoot in La Guitarra mine, three holes were spaced approximately 50 meters apart and one hole was drilled to depth.

These four holes were targeted to test a new unexplored area of the Temascaltepec Mining District. The program has met with early success in a new discovery which is a positive first step towards meeting the Company’s objectives.

The new San Raphael ore shoot is being interpreted as the extension of the Doncellas and La Guitarra veins which are merging together approximately 350 meters south-east of the last known ore shoot. The Doncellas and La Guitarra veins are the largest of the deposit and where the main orebodies are found. In the most easterly part, the veins strike 120° dipping 70° SW. The San Raphael ore shoot is a polymetallic, lowsulphidation, epithermal shoot. The veins consist of massive to crypto crystalline quartz, commonly banded, containing silver sulphides, sulphosalts and electrum with minor amounts of pyrite and other sulfide minerals.

Three of the holes intercepted a new mineralized zone called the San Raphael Zone.  This zone is open to the south-east and open at depth. All vein material samples from the new San Raphael Zone were first assayed at the Luismin’s supervised laboratory at the mine site using conventional fire assay analysis. The rejects were then prepared at Chemex Laboratory in Hermosillo, Mexico and then shipped to their Vancouver (Canada) laboratory for gravimetric and metallic assaying. All results confirmed initial results within accepted industry range.

Hole #	Intercept in meters	Gold rams/ton	Silver grams/ton
BDG 98-03	0.60M	.20	40
BDG 101-03	1.6M	2.33	1445
BDG 102-03	8.2M	33.1	834
BDG 104-03	.65M	.42	375

Mineralization was discovered at approximately the 70-meter level. With these results Genco and its mine staff are in the process of updating the mine’s resources on the San Raphael Zone located on La Guitarra vein. Genco believes the San Raphael Zone will be important for future mine development. The Company is planning to construct 500 meters of drift to access the new zone to allow underground drilling with the objective of defining the resource size and developing new ore reserves.

The proposed area of new underground development and exploration program is illustrated below showing the position of the existing and proposed ramps and tunnels in relationship to the new high-grade intercepts of the San Raphael zone.

The San Raphael Zone is a blind discovery that is a graphic illustration of the discovery potential for high-grade ‘Bonanza’ type silver and gold deposits in the Temascaltepec Mining District. The new zone is open to the southeast and at depth where the vein system which hosts the San Raphael Zone is covered for three kilometers by 5 to 50 meters of basaltic rock before visually re-emerging to the southeast. This segment of the vein system is in an area which has never been explored. The Company believes that potential exists to host additional San Raphael like zones below the basaltic rock cover and the Company is embarking on a systematic exploration program that will thoroughly drill test the three kilometer segment.

Genco also wishes to announce two new additions to the Company’s Board of Directors; Eduardo Luna and Brian R.D. Smith, Q.C.

Mr. Luna is Director General of Luisman’s Mining operations in Mexico. Mr. Luna holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. Mr. Luna has held various executive positions with Minera Autlan for 7 years and Industrias Peñoles for five years.  Currently Mr. Luna is the President of the Mexican Mining Chamber and former President of the Silver Institute. Mr. Luna serves as Chairman of Advisory Board of the Faculty of Mines at the University of Guanajuato as well as member of the Board of International Counsel on Metals and the Environment and Board Member of CRM.  Mr. Brian R.D. Smith Q.C. is the past Minister of Energy and Mines, past Education Minister and past Attorney General in the Province of British Columbia, Canada, and is also past Chairman of BC Hydro and past Chairman of Canadian National Railways. Mr. Smith is a practicing lawyer with Gowlings, Lefleur, Henderson, LLP of Toronto, Ontario.

Genco Resources [TSX-V:GGC]

Suite 550-990 West Hastings Street

Vancouver, BC V5C 2W2

Contact: Investor Relations

Phone: (604) 682-2205

Fax: (604) 682-2235

The TSX Venture Exchange has not reviewed the contents of this release, and does not accept responsibility for the accuracy of the contents of this release.

GENCO RESOURCES LTD.

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED APRIL 30, 2003

July 8, 2003 – Vancouver, B.C. – Wayne Moorhouse, VP of Finance for Genco Resources Ltd. [TSX Venture Exchange: GGC] (the “Company”), is pleased to announce the financial results for the Company’s third quarter ended April 30, 2003.

For the nine months ended April 30, 2003, the Company’s Net loss increased to $225,882, an increase of $149,821 from the nine months ended April 30, 2002. The increased expenditures over the nine month period in 2002 is due to Company activity in acquiring from Wheaton River Minerals Ltd. (WRM.TSX) the entire Temascaltepec Mining District land position as well as La Guitarra Mine, Wheatin River’s operating gold and silver mine located within the District. This was announced by the Company on April 14, 2003. Closing of this transaction is anticipated in the near future.

Financial and Operating Highlights (Unaudited), provided by management

Cdn$	3 months ended April 30,		9 months ended April 30,
	2003	2002	2003	2002
Total Revenue	$ 680	$ 5	$ 930	$ 30
Expenses	131,215	21,012	226,812	76,091
Net Loss	130,535	21,007	225,882	76,061

Condensed Consolidated Balance Sheets (Unaudited) provided by management

As at,	April 30, 2003	July 31, 2002	$ Chg
($ Cdn)
Assets	$224,929	$85,652	$139,277
Liabilities	$149,679	$412,270	($262,591)
Shareholders’ Equity	$75,250	($326,618)	$401,868

For more information please contact:

Genco Resources Ltd. [TSX-V: GGC]

Suite 550 – 999 W. Hastings Street

Vancouver, British Columbia

Canada, V6C 2W2

Phone: (604) 682-2205

Fax: (604) 682-2235

On Behalf of the Board

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACYOR ACCURACY OF THE CONTENTS OF THIS NEWS RELEASE.

GENCO RESOURCES LTD.

Coquitlam, B.C.

Interim Consolidated Financial Statements

(Unaudited)

For the Nine Months Ended April 30, 2003

GENCO RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEET

April 30, 2003

(Unaudited)

April 30, 2003

July 31, 2002

ASSETS

Current

Cash

$

153,183

$

39,636

GST receivable

5,046

5,161

Prepaid expenses

14,482

855

172,711

45,652

Mineral properties (Note 3)

40,976

40,000

Capital Assets (Note 3)

11,242

 -

$

224,929

$

85,652

LIABILITIES

Current

Accounts payable and accruals

38,187

$

17,180

38,187

17,180

Long term payables (Note 4)

23,220

35,548

Due to related parties

14,870

259,961

Accrued interest payable to related parties

23,812

49,991

Long-term debt (Note 5)

49,590

49,590

149,679

412,270

SHARE CAPITAL AND DEFICIT

Share capital (Note 6)

4,498,794

3,871,044

Deficit

(4,423,544)

(4,197,662)

75,250

(326,618)

$

224,929

$

85,652

Approved by the directors:

“Robert Gardner”

  Director

      “Jim McDonald”

Director

GENCO RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

(Unaudited)

For the Nine Months ended April 30, 2003 and 2002

Three Months

Nine Months

Three Months

Nine Months

Ended

Ended

Ended

Ended

Apr. 30, 2003

Apr. 30, 2003

Apr. 30, 2002

Apr. 30, 2002

Revenue

680

$

930

$

5

$

30

Expenses

Accounting and audit

26,996

37,059

1,854

7,385

Amortization

142

142

—

—

Consulting Fees

42,302

57,302

—

—

Interest and bank charges`

2,008

6,084

2,539

8,212

Fees, dues and licenses

2,487

9,109

787

7,594

Legal

7,159

38,327

652

11,915

Management fees

3,000

9,000

7,500

22,500

Office & sundry

6,080

12,587

1,800

7,484

Rent

7,781

17,245

1,200

3,600

Telephone

1,237

1,237

—

—

Transfer agency fees

460

5,040

1,166

3,887

Travel

22,046

22,046

—

—

Wages and benefits

9,517

11,634

3,514

3,514

____________________________________________________________

131,215

226,812

21,012

76,091

Net loss

130,535

225,882

21,007

76,061

Deficit, beginning of period

4,197,662

4,197,662

4,099,336

4,099,336

Deficit, end of period

4,328,197

4,423,544

$

 4,120,343

$ 4,175,397

Basic loss per share

$      .02

$       0.02

Fully diluted loss per share

$      .014

$       0.015

GENCO RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

For the Nine Months ended April 30, 2003 and 2002

Three Months

Nine Months

Three Months

Nine Months

Ended

Ended

Ended

Ended

Apr. 30, 2003

Apr. 30, 2003

Apr. 30, 2002

Apr. 30, 2002

Operating activities

Net loss

$ (130,535)

$ (225,882)

$

(21,007)

$

(76,061)

Changes in non-cash working capital

Increase (decrease) in amortization

142

142

(Increase) decrease in accounts receivable

(2,343)

115

(987)

690

(Increase) decrease in prepaid expenses

11,676

(13,627)

513

(742)

Increase (decrease) in accounts payable and accruals

14,440

21,007

(2,174)

7,442

Increase (decrease) due to related parties

              —

          —

    9,879

     27,169

Cash used in operating activities

$ (106,620)

$ (218,245)

$  (13,776)

$ (41,502)

Cash provided by financing activities

Increase (decrease) in long term payable

—

(12,328)

—

—

Increase (decrease) in long-term debt

—

—

3,210

17,130

Share for cash (less cost of issue)

100,000

627,750

—

62,600

Increase (decrease) due to related parties

—

(245,091)

Increase (decrease) in accrued interest payable to related parties

1,280

(26,179)

1,670

4,729

101,280

344,152

$ 4,880

$ 84,459

Cash used in investing activities

Capital assets purchased

(11,384)

(11,384)

Resource properties and exploration costs

        (976)

(976)

(88)

(254)

 (12,360)

 (12,360)

(88)

(254)

______________________________________________

Increase (decrease) in cash

(17,700)

113,547

(8,984)

42,703

Cash, beginning

170,883

39,636

52,128

441

______________________________________________

Cash, ending

153,183

153,183

$

43,144

$

43,144

GENCO RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2003_

(Unaudited)

Note 1    General

The Company was incorporated under the laws of the Province of British Columbia on February 29, 1980 as Senlac Oil & Gas Ltd.  The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

Rule Nevada Inc., a wholly owned subsidiary, was incorporated under the laws of the State of Nevada.

During the month of February  the company announced the appointment of three new directors to the board:

Mr. Joseph F. Church who holds a B.Sc. and a M.Sc. in geology, Mr. Jim McDonald, B.Sc. in Geology and Mr. Robert Gardner, Q.C.   Mr. Brian Coomer resigned from the board effective February 17, 2003.

Also the company accepted a new member to its senior management team: Mr. Bruno Barde M.Sc. Geo., P. Geo. .

Note 2    Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles accepted in Canada applicable to a going concern and reflect the policies outlined below.

(a)

Financial Instruments

The Company’s financial instruments consist of cash, GST receivable, accounts payable and accruals, long term payables, amounts payable to related parties, accrued interest payable to related parties and long-term debt.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(b)

Basis of Presentation

These interim consolidated financial statements include the accounts of the parent company and its wholly owned subsidiary, Rule Nevada Inc.  All significant inter-company accounts and transactions have been eliminated.

The Company’s efforts and those of its subsidiary have been devoted to exploring their mineral properties and accordingly these financial statements represent those of a Company in the development stage.

Certain exploration activities are conducted jointly with others, through joint ventures.  These financial statements reflect only the Company’s proportionate interest in these activities.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  The recovery of amounts shown for resource properties and related assets is dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development and on future profitable operations.

GENCO RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2003

(Unaudited)

Note 2    Summary of Significant Accounting Policies   (continued)

(c)

Foreign Currency Translation

Foreign currencies have been converted to Canadian funds at the exchange rates in effect on the dates of the transactions with the exception of current assets and liabilities that have been converted at the consolidated balance sheet date.

(d)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

Note 3    Mineral Properties

Historically, resource properties are carried at cost which includes all costs incurred in connection with the acquisition, exploration and development of properties, net of any incidental revenues and incentives. During the fiscal years ended July 31, 2002 and 2001 the properties were written down to reflect estimated values as a result of weak mineral markets and the lack of available financing to carry on with future exploration at this time.

Acquisition

Additional

Amort.

Apr. 30 2003

July 31, 2002

Costs

Expenditures

Total

Total

Mineral Properties:

Transvaal, B.C.

20,000

—

—

20,000

20,000

Oest, Nevada

20,000

976

—

20,976

20,000

40,000

—

—

40,976

40,000

Capital Assets

11,384

—

142

11,242

—

Details of Mineral Properties:

Transvaal Property – Kamloops Mining Division, B.C.

The Company acquired nine claims in the Highland Valley subject to a 1.5% net returns royalty to the vendors.  The Company has expended $Nil (2001: $Nil) on exploration work during the period.

Subject to regulatory approval, the Company has entered into an option agreement with Getty Copper Inc. to dispose of a 50% interest in the property subject to a 1.5% net smelter return.  Getty Copper Inc. must expend $525,000 in exploration and development on the property on or before October 15, 2003.  As of April 30, 2003, Getty Copper Inc. had spent $340,218 (2002: $339,826).

Oest Property – Lyon County, Nevada, U.S.A.

The Company owns eight patented and six unpatented claims in the Devils Gate-Chinatown Mining District.  During the nine months ended April 30, 2003 the Company expended $976 (2002: $254) related to these claims.

GENCO RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2003

(Unaudited)

Note 4    Long Term Payables

As of July 31, 2002, related parties and certain creditors have agreed to extend the company’s terms of payment until June 3, 2004.

Note 5    Long Term Debt

Apr. 30 2003

July 31 2002

$

$

Loans payable – 8%

42,090

42,090

Loans payable

      7,500

       7,500

    49,590

     49,590

The loans are payable to related corporations controlled by a director and have no fixed terms of repayment.

Note 6    Share Capital

The Company is authorized to issue 100,000,000 common shares without par value.

April 30, 2003

July 31, 2002

Number of Shares

$

Number of Shares

$

Issued during prior years:

Issued for:

Cash

1,582,820

2,898,422

1,582,820

2,898,422

Mineral Claims

21,000

103,750

21,000

103,750

Oil & gas properties

50,000

7,500

50,000

7,500

Conversion of debt

126,801

357,722

126,801

357,722

Flow-through shares

60,860

269,200

60,860

269,200

Share for debt less cost of issue

1,750,000

171,850

1,750,000

171,850

Private placement less cost of issue

1,300,000

62,600

1,300,000

62,600

Private placement less cost of issue

4,000,000

397,750

—

—

Warrant exercised

1,300,000

130,000

—

—

Warrant exercised

1,000,000

100,000

—

—

11,191,481

4,498,794

4,891,481

3,871,044

During February 2003 1,000,000 warrants were exercised at $0.10, whereby the Company received $100,000, these warrants were connected to the September 24, 2002 private placement.

GENCO RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2003

(Unaudited)

Note 6    Share Capital (continued)

On September 24, 2002, the Company completed a private placement of $400,000.  The agreement consisted of privately placing 4,000,000 units at $0.10 per unit.  Each unit comprises one common share and one share purchase warrant, which is exercisable to purchase an additional common share at $0.10 per share until September 25, 2004.

Of the issued and outstanding shares, 2,500 are held in escrow subject to release on approval of regulatory authorities.

At the Company’s Annual General Meeting held November 20, 2002, the Shareholders approved a Share Incentive Plan, under the plan 20% of Genco’s issued and outstanding shares could be reserved for issuance as share incentive options, subject to regulatory approval.

As of April 30, 2003 no options were exercised and 1,525,000 shares of employee and director stock options were outstanding and exercisable at $0.75 per share for a term of five years.

Note 7    Commitments

The Company has entered into a joint venture agreement with Getty Copper Inc. to further explore and develop the Transvaal property (see Note 3).

Note 8    Related Party Transactions

The Company has agreed to pay monthly charges of $1,500 (2002: $3,500) to companies controlled by a director for management fees, rent and office expenses.

Loans payable to directors or companies controlled by directors amount to $49,590 at April 30, 2003 (July 31, 2002: $49,590).

Interest payable to directors or companies controlled by directors amount to $23,812 at April 30, 2003 (July 31, 2002: $49,991).

Accounts payable to directors, companies controlled by directors or companies in which directors have an interest, amount to $14,870 at April 30, 2003 (July 31, 2002: $259,961).

The Company has agreed to pay interest of $3,765 at April 30, 2003 (April 30, 2002: $4,729) to a company controlled by a director.

The Company has agreed to pay fees, disbursements and interest of $1,998 at April 30, 2003 (April 30, 2002: Nil) to a company controlled by a director.

All of the above transactions are under normal terms of trade.

Note 9   Subsequent Events:   -----

Schedule A   - Financial Information attached

Schedule B   1) (a)    See Schedule “A”

1) (b)   Oest Claims

                 -Deferred Expenditures

             Transvaal Claims

                 -Deferred Expenditures

          2) (a)

Securities - See note 6 to Schedule “A” Financial Statements

          2) (b)

Options - see Note 6 to Schedule “A” Financial Statements

          3) (a), (b), (c), See Schedule “A” Financial  Statements

          3) (d)

Directors:

John B. Lepinski

Luard Manning

Joseph F. Church

    Jim McDonald

    Robert Gardner

   Eduardo Luna

   Brian R.D. Smith

Schedule C  - Management Discussion

Description of Business

Genco Resources Ltd. (the “Company”) has generally been in the business of acquiring and exploring natural resource properties since its incorporation on February 29, 1980. The Company currently holds crown granted mineral claims in the Highland Valley of British Columbia and patented and located mineral claims in Nevada, U.S.A. (See Note 3 to Schedule “A” - Financial Statements). During the nine months ended April 31, 2003, Genco Resources Ltd. did not acquire or abandon any resource properties or capital assets.

There are no immediate plans to proceed with exploration on the Oest claims in Nevada, but the Company intends to maintain these claims in good standing for future exploration when gold prices warrant and funds are available.

The Highland Valley British Columbia Transvaal Copper property is joint ventured with Getty Copper Inc. which owns all the surrounding adjoining mineral claims.  Getty Copper Inc. is pursuing financing in order to continue exploration on their properties, and the Transvaal property.  If Getty Copper Inc. is unable to obtain the funding necessary to implement the program on terms acceptable to its Board of Directors, the company will delay implementation of the plan until such funds are available. (See Note 3, Details of Mineral Properties).

The Company continues its efforts to locate resource properties which will allow the Company to pursue its redefined goal of becoming an operating mining company.

During the month of February, Mr. Brian Coomer resigned his position as director of the Company and three new directors were appointed to the board: Mr. Joseph F Church, M.Sc. Geo., Mr. Jim McDonald, B.Sc. Geo. and Mr. Robert Gardner, Q.C.

The company accepted a new member to its senior management team:  Mr. Bruno Barde M.Sc. Geo., P.Geo.

Operations and Financial Conditions

The Company’s administrative expenses for the nine months ended April 30, 2003 totalled $226,812 resulting in a loss of $225,882 (after interest revenue of $930), compared with administrative expenses of $76,091 for the nine months ended April 30, 2002, resulting in a loss of $76,061.  Accounting and Legal expenses ($37,059 and $38,327) increased during the nine months ended April 30, 2003 due to  efforts to acquire a mine in Mexico, become a filer in the United States, as well as increased financing activity during the year compared with 2002 ($7,385 and $11,915).  Interest and bank charges decreased during the period ending April 30 (2003: $6,084; 2002: $8,212) as a result of the share for debt subscription agreement accepted by the Canadian Venture Exchange July 31, 2001 for 1,750,000 shares at a deemed value of $0.10 per share in settlement of outstanding indebtedness of $175,000 owing to companies controlled by a director for cash advances, rent and interest.  This reduced the Company’s liabilities by $175,000 and thus the interest charged on this debt.  During the period the Company incurred travel expenses of $22,046 as a result of the accounting and geological consultants hired to review an operating mine in Mexico, this mine was contracted to be purchased by the Company subsequent to this quarterly report.  Accordingly consulting fees were $57,302 including public relations staff.   There were no travel or consulting expenses in the previous year.  Fees, dues and licenses were comparable during the nine months ended April 30, 2003 ($9,109) compared with ($7,549) in 2002, the increase is attributed to filing for approval from TSX Venture Exchange to acquire the Mexican mine..

During the period the Company rented a Vancouver office at a cost of $1,893 per month.   Companies controlled by Mr. Lepinski have agreed to reduce management fees from $2,500 to $1,000 per month and Coquitlam office expenses from $1,000 to $500 per month.

Financings, Principal Purposes and Milestones

On August 1, 2001, a share for debt agreement was reached whereby 1,750,000 common shares of the Company, having a deemed value of $0.10 per share were issued subject to a hold period which expired on August 1, 2002.

On December 24, 2001 Genco Resources Ltd. completed a private placement for 1,300,000 units @ $0.05 per unit.  Each unit is comprised of one common share and a one share purchase warrant which was exercisable to purchase an additional common share at a price of $0.10 per share until December 24, 2002. This private placement totaled $65,000, which was used by the Company to meet its financial commitments related to general and administrative expenses. (See Note 6  Schedule “A”  - Financial Statements).

On September 24, 2002, the Company completed a private placement of $400,000.  The agreement consisted of privately placing, 4 million units, at price of $0.10 per Unit.  Each unit is comprised of one common share and a one share purchase warrant which is exercisable to purchase an additional share at a price of $0.10 until September 25, 2004.

At the Annual and Extraordinary General Meeting held November 20, 2002the shareholders approved the following resolution:

An ordinary resolution to amend the share option plan in compliance with the policies of TSX in which 1,778,290 shares will be reserved for issuance under the share option plan and in compliance with the policies of the TSX Venture Exchange (“TSX”).

In December 2002 warrants connected to the December 24, 2001 private placement were exercised and the company received $130,000.

Investor Relations

During the period the Company hired investor relation consultants to assist with shareholder and institutional investor relations.

Liquidity and Solvency

The Company’s working capital at April 30, 2003 increased to $134,524 due to the September 24, 2002 private placement, as well as the exercise of warrants during the period, compared to the working capital of approximately $28,472 at the year ended July 31, 2002.  Cash and equivalents increased to $172,711 during the nine months ended April 30, 2003 from $45,652 at July 31, 2002.  As of July 31, 2002, related parties and certain creditors have agreed to extend the company’s terms of payment until June 3, 2004, resulting in a substantial reduction in current payables and an increase in long-term liabilities.

As of April 30, 2003 no options were exercised and 1,525,000 shares of employee and director stock options were outstanding and exercisable at $0.75 per share for a term of five years.

During February 2003 1,000,000 warrants were exercised at $0.10, whereby the Company received $100.000, these warrants were connected to the September 24, 2002 private placement.

Related Party Transactions

See note 8 in Schedule A (Financial Statements).

Getty Copper Inc. (see note 7 to Schedule A, Financial Statements) is a company in which John Lepinski has a controlling interest.  Relatives of Mr. Lepinski have participated in the September 24, 2002 private placement described in note 6 of Schedule A, Financial Statements, to the extent of $133,332.60.

Subsequent Events

In April the Company entered into an agreement with Wheaton River Minerals Limited to purchase the operating La Guitarra Mine and Temescaltepec Mining District land belonging to Wheaton River Minerals’ subsidiary Luismin, S.A. de C.V.  This purchase will allow the Company to reach its redefined goal of becoming an operating mining company.

The Company initiated a drill program in the Temascaltepec Mining District in April, and the initial results were published in a June 2, 2003 Press Release.

During the month of April two new directors were appointed to the Company’s Board; Mr. Eduardo Luna, B.Sc., M.B.A., and Mr. Brian R.D. Smith, Q.C., and the Company accepted the resignation of Mr. Donald Willoughby from the board.

July 11, 2003

PRIVATE PLACEMENT ANNOUNCED

GENCO RESOURCES LTD. –  (TSX-GGC) (“Genco”) wishes to announce a brokered private placement of C$500,000.  Each unit will be priced at $0.72, consisting of one (1) share and one (1) warrant.  Each warrant will be exercisable to purchase an additional common share at $0.90 per share for two years.

The proceeds from this financing will be used for working capital. A commission of 3% will be paid to the broker that arranged the private placement.  The placement is subject to the approval of the TSX Venture Exchange.

On Behalf of the Board

Robert Gardner

Director

For more information please contact:

Genco Resources Ltd. [TSX-V:GGC]

Suite 550-999 West Hastings Street

Vancouver, BC  V6C 2W2

Phone: (604) 682-2205

Fax:

(604) 682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE, AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.